SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04
Corporate Registry (NIRE): 3330001159-5

INSTRUMENT OF NON-INSTATEMENT OF EXTRAORDINARY
SHAREHOLDERS’ MEETING SCHEDULED FOR AUGUST 12, 2009

On August 12, 2009, at 11:00 a.m., at the headquarters of Companhia Siderúrgica Nacional (“CSN” or the “Company”), in the city and state of Rio de Janeiro, at Rua São José nº 20, grupo 1602, parte, shareholders of the Company showed up in order to attend the Extraordinary Meeting scheduled for that date.

It was verified, according to the signatures in the Shareholders’ Attendance Book, that there was no instatement minimum quorum to resolve on the issues included in the Agenda, which imply amendment to articles of the Bylaws.

Thus, in compliance with the provisions of article 135 of Law 6,404, as of December 15, 1976, the Shareholders’ Meeting has not been instated at first call. The Company’s management shall summon the shareholders at second call for a new meeting to be held on August 21.

Rio de Janeiro, August 12, 2009

Antonio Francisco dos Santos	Claudia Maria Sarti
Chairman of the Meeting	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.